Exhibit 99.1

Unicorn Co-Founder Mark Wendou Niu Joins YY Group as Chief Strategist Officer

SINGAPORE, February 13, 2025 – YY Group Holding Limited (NASDAQ: YYGH) (“YY Group”, “YYGH”, or the “Company”) is pleased to announce the appointment of Mark Wendou Niu as Group Chief Strategy Officer. In this strategic role, Mark will lead YY Group’s fundraising efforts, investor relations, and digital and AI transformation, furthering the Group’s vision to become a global leader in on-demand staffing and integrated facility management solutions.

Mark Wendou Niu.

“My appointment as Group Chief Strategy Officer is a strategic step in YY Group’s long-term vision to become a leading force in the on-demand staffing and integrated facility management industries,” said Mark. “The Company is committed to leveraging technology, data intelligence, and operational excellence to drive efficiency, scalability, and growth. My role is to accelerate this transformation by strengthening our investor relations, expanding access to capital, and integrating AI-driven innovations into our core services.”

Mark brings a proven track record in fundraising, scaling technology-driven businesses, and fostering investor engagement. As the co-founder of Biofourmis, a pioneering digital health company, he played a key role in securing investments from global top-tier funds such as Sequoia, SoftBank, and General Atlantic, culminating in the company’s unicorn status following its $300M Series D funding round in 2022.

“At YY Group, we have an extraordinary opportunity to transform industries through technology and innovation,” Mark added. “By enhancing digital adoption, automation, and AI-powered decision-making, we will optimize operations, improve workforce matching, and redefine service efficiency for our clients. Furthermore, my focus on strategic partnerships and global expansion will broaden our market reach, attract high-value investors, and solidify YY Group’s standing as a trusted, forward-thinking industry leader.”

The Company’s flagship on-demand staffing platform, YY Circle, serves over 200 clients and connects with 300,000 registered job seekers, delivering seamless workforce solutions and superior client experiences. In parallel, the proprietary Smart iClean System, powered by IoT devices and smart sensors, continues to redefine efficiency in commercial cleaning services.

“Throughout my career, I have embraced a collaborative leadership style that encourages open dialogue, diverse perspectives, and constructive debate,” Mark said. “I believe the best decisions are made when teams feel empowered to share their ideas—even when they challenge the status quo. Together, we are building a future-ready ecosystem that meets the evolving demands of businesses and workers alike.”

Mark holds a Bachelor of Engineering degree from Tsinghua University and a Doctoral Degree from the National University of Singapore. His expertise and leadership will be instrumental in driving YY Group’s mission to deliver cutting-edge solutions, create lasting value for stakeholders, and achieve sustainable growth.

About YY Holdings Limited:

YY Group Holding Limited is a Singapore-based data and technology-driven company that specializes in creating enterprise intelligent labor matching services and smart cleaning solutions. Rooted in innovation and a commitment to user-centric experiences, YY Circle leverages app-based technology to optimize the labor sourcing market and the Internet of Things to revolutionize the cleaning industry.

For more information on the Company, please log on to https://yygroupholding.com/.

Investor Contact

Phua Zhi Yong, Chief Financial Officer

YY Group

Enquiries@yygroupholding.com